A.T.A C A M A
MINERALS CORP.

Atacama Minerals Corporation

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.atacama.com

08000118

December 20, 2007

FILE NO: 82-3496

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Press Release dated December 20, 2007

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

Shane

RECEIVED
2008 JAN -9 A 10: 01

PROCESSED
JAN 1 1 2008
THOMSON
FINANCIAL

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

dw 1/9

ATACAMA MINERALS CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

ATACAMA CORPORATE UPDATE

December 20, 2007... Atacama Minerals Corp. ("Atacama" or the "Company") (TSX Venture: AAM) reports that it has granted an aggregate of 100,000 incentive stock options to certain senior executives of the Company. The options are exercisable, subject to vesting provisions, over a period of three years at a price of Cdn $1.05 per share.

Atacama Minerals Corp. is an industrial minerals company producing iodine from its 100% owned Aguas Blancas mine in the Atacama Desert of northern Chile.

On Behalf of the Board,

Edward F. Posey
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

END